December 2, 2009

via facsimile, overnight mail and EDGAR

Mr. John Hartz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:	Quixote Corporation
Form 10-K for fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Schedule 14A filed on October 13, 2009
File No. 1-08123

Dear Mr. Hartz:

We are submitting this letter in response to the comment received from the Staff of the Securities and Exchange Commission by letter to Quixote Corporation (the “Company” or “we” or “our”) dated November 17, 2009. The numbered comment in your letter has been incorporated in its entirety below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

Item 8 – Financial Statement and Supplementary Data, page 37

Earnings Per Share, page 46

Comment
1.

We have reviewed your response to prior comment 13. It appears that you include all shares of restricted stock granted, whether vested or unvested, in basic and diluted weighted average shares outstanding. Please note that all awards of unvested stock should be accounted for as if they were options in computing diluted EPS. Unlike the requirements for diluted EPS, continued service vesting requirements or time-related vesting is still considered a contingency for basic EPS. Shares must be completely vested to be included in the denominator for basic EPS. See paragraph 20 of SFAS 128. As such, please help us understand why you believe it is appropriate to include unvested shares of restricted stock in your calculation of basic earnings per share.

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission

Response

We acknowledge the proper treatment in accordance with SFAS 128 noted in your comment. We will calculate basic EPS in accordance with SFAS 128 to include only vested shares of restricted stock in the denominator in future filings beginning with our quarterly report on Form 10-Q for the period ending December 31, 2009. Our unvested restricted stock has not been material at 0.1% and 0.3% of basic shares as of June 30, 2009 and June 30, 2008, respectively. In addition, our unvested restricted stock does not affect the reported basic EPS amounts for the results of continuing operations, discontinued operations and net earnings for any quarterly or annual period since the grant date in the first quarter of fiscal 2008.

Responsibility

In connection with this signed response to your letter dated November 17, 2009, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (312) 705-8400.

Sincerely,

/s/ Daniel P. Gorey

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer